UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

OR

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_______________to_______________

Commission file number 001-13643

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ONEOK, INC. PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ONEOK, Inc.
100 West Fifth Street
Tulsa, Oklahoma 74103

ONEOK, INC.
PROFIT SHARING PLAN
TABLE OF CONTENTS

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and exhibits are filed for the ONEOK, Inc. Profit Sharing Plan:

All schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are omitted as they are inapplicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ONEOK, Inc. Audit Committee
ONEOK, Inc. Benefit Plan Administration Committee and Plan Participants
ONEOK, Inc. Profit Sharing Plan
Tulsa, Oklahoma

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the ONEOK, Inc. Profit Sharing Plan (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BKD, LLP

We have served as the Plan’s auditor since 2005.

Tulsa, Oklahoma
June 18, 2019

ONEOK, INC. PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017
(In thousands)

	2018 (a)	2017

Plan interest in the Master Trust (Note 4)	$—	$58,963
Contribution receivable	—	6,043
Net assets available for benefits	$—	$65,006
(a) See Note 1 for discussion of the merger of the ONEOK, Inc. Profit Sharing Plan net assets into the ONEOK, Inc. 401(k) Plan.

See accompanying Notes to Financial Statements.

ONEOK, INC. PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2018
(In thousands)

Investment income (loss):
Plan interest in the Master Trust net investment loss (Note 4)	$(1,913)

Contributions:
Employer	12,916

Deductions to net assets attributed to:
Benefits paid to participants	(2,856)

Net increase in net assets available for benefits	8,147
Transfers to other plan (Note 1)	(73,153)
Net assets available for benefits, beginning of period	65,006
Net assets available for benefits, end of period	$—

See accompanying Notes to Financial Statements.

ONEOK, INC. PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2018

(1) Plan Merger

Effective December 31, 2018, the ONEOK, Inc. Profit Sharing Plan (the Plan) assets were merged with and into the ONEOK, Inc. 401(k) Plan (the 401(k) Plan). As a result, total assets, including employer contribution receivables, amounting to $73.2 million were merged into the 401(k) Plan from the Plan.

(2)	Description of Plan

A brief description of the Plan follows and is provided for general information only. Participants should refer to the entire plan document for complete information.

(a)	General

The Plan is administered by the ONEOK, Inc. Benefit Plan Administration Committee (the Plan Administrator) and is provided for the benefit of the employees of ONEOK, Inc. and its subsidiaries (ONEOK or the Company). The Plan is a defined contribution plan that covers:

•	employees hired on or after January 1, 2005; and

•	certain other employees who elected to terminate participation in the ONEOK, Inc. Retirement Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Participation and Contributions

An eligible employee can begin participation in the Plan on his or her date of hire. Eligible employees are automatically enrolled in the Plan. There is no minimum service or age requirement for participation.

The Company may, and generally expects to, make a contribution to the Plan each calendar quarter that will result in an allocation to each participant’s Plan account equal to 1% of the participant’s eligible compensation for that quarter. A participant must be actively employed on the last day of the calendar quarter or have terminated due to retirement, disability or death during the quarter to qualify for the contribution. The Company may also make an additional discretionary contribution to the Plan at year-end. Participants must be actively employed on the last day of the Plan year or have terminated due to death, disability, or retirement during the Plan year to receive an annual discretionary contribution. The Plan no longer accepts rollover contributions from other qualified plans.

There are limits on the total annual contributions for all defined contribution plans sponsored by the Company. The Plan is a defined contribution plan subject to the annual contribution limit. For 2018, the maximum for annual contributions was the lesser of 100% of the participant’s base earnings or $55,000, pursuant to Internal Revenue Code (the Code) section 415(c)(1)(A). These limits may be adjusted periodically by the Internal Revenue Service (IRS).

(c)	Participant Accounts

Participants have the right to direct the investment of their account balances. If no investment option is elected by a participant, the funds in the participant’s account will be invested in the Vanguard Institutional Target Retirement Fund maturing closest to the year in which the participant will attain age 65. Participants may direct the investment of their account balances to more than one option. However, the minimum investment that can be directed to any one option is 1%, and whole increments of 1% must be used.

Participants may direct the sale or other disposition of securities in their account and may change their investment elections with the Fidelity Management Trust Company (Plan Trustee) on a daily basis except during scheduled suspension periods. Neither the Company nor the Plan Trustee guarantees the value of the investments nor do they indemnify any participant against any loss that may result from such investments.

All interest, dividends and other income received by the Plan Trustee and all gains and losses from the sale of securities are credited or charged to the respective participant’s account. Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities for the Plan are either added to the cost of the securities purchased or deducted from the proceeds of the sale. The cost charged to a participant’s account for each share of ONEOK common stock purchased is 2.9 cents.

ONEOK dividends are subject to ONEOK Board of Directors (Board) approval and are generally paid quarterly. A record date for determining the shareholders entitled to receive a quarterly dividend is set by the Board.

Certain mutual fund companies have implemented market-timing restrictions designed to protect the long-term investors in the mutual fund. These restrictions limit the number of exchanges an investor may initiate within a given period of time, and certain funds charge a redemption fee. Regularly scheduled sales to fund distributions to Plan participants are not subject to the restrictions.

If a participant is an officer or an employee in certain designated work groups (regardless of the level of position), the participant must obtain approval of all trading activity in the participant’s Plan account that involves ONEOK common stock prior to execution of the transaction. For these employees, there are specific trading periods during which the participant may buy or sell ONEOK common stock during the year. Generally, these periods begin three days after the public release of quarterly or annual financial results for ONEOK and continue until the first day of the following calendar quarter.

(d)	Vesting

Company contributions to a participant account and dividends and interest, if any, attributable to the participant account are immediately and fully vested for the benefit of that participant upon receipt by the Plan Trustee (subject to subsequent loss, if any, through a decline in the value of the investments).

(e)	Distributions and Withdrawals

In general, the Plan provides that no Company contributions or earnings may be withdrawn by or distributed to a Plan participant during active employment, except for dividends on ONEOK common stock described below. The Plan does not provide for hardship distributions or participant loans during active employment.

The full value of the participant’s Plan account balance becomes payable if any of the following occur:

1.	the participant retires or otherwise terminates employment with the Company for any reason;

2.	the participant dies;

3.	the Plan is terminated; or

4.	the Plan is modified in such a way that it adversely affects the participant’s right to the use of or withdrawal from the account.

If a participant retires or otherwise terminates employment with the Company and the total account balance is more than $5,000, the participant may leave the balance in the Plan, make a direct rollover from the Plan to another employer’s qualified retirement plan or an Individual Retirement Account (IRA) or receive a single lump-sum payment from the Plan as soon as administratively possible after leaving the Company. If the participant’s account balance does not exceed $5,000, the full value of the account will be distributed to the participant as soon as administratively possible, unless the participant directs a rollover to another employer’s qualified plan or an IRA. If the participant does not request a distribution and the account balance is less than $1,000, a lump-sum cash payment will be made. If a distribution is not requested and the balance is between $1,000 and $5,000, the account balance will be transferred to an IRA established on behalf of the participant.

If a participant receives a lump-sum distribution from the Plan, the IRS requires the Plan to automatically withhold 20% for federal income taxes, which is submitted to the IRS by the Plan Trustee on behalf of the participant. In addition to federal income taxes, some states require mandatory withholding of state income taxes on taxable distributions. The 20% federal income taxes and applicable state income taxes are not withheld if a participant elects to make a direct rollover of the distribution to an IRA or another employer’s qualified retirement plan. An additional 10% excise tax generally will be imposed on the taxable portion of distributions or withdrawals unless the participant has reached age 59½ or separates from the Company after attainment of age 55.

For the year ended December 31, 2018, participants who were invested in ONEOK common stock under the Plan were eligible to receive cash payments for dividends paid on that stock; provided that, effective November 2018, participants who were invested in ONEOK common stock were no longer eligible to receive cash payments for dividends paid that represented a return on capital. ONEOK common stock dividends were credited to each participant’s Plan account and were distributed or reinvested according to each participant’s election. As of December 31, 2018, the election choices for dividends paid, excluding amounts that represented a return on capital, on ONEOK common stock were:

1.	If the quarterly dividend is less than $100 and the participant has elected to receive dividends by direct deposit into a bank account, receive all of the dividend in cash;

2.	If the quarterly dividend is $100 or more, receive all of the dividend in cash;

3.	If the quarterly dividend is $200 or more, receive 50% of the dividend in cash and have 50% of the dividend reinvested in ONEOK common stock in participant’s Plan account; or

4.	Have 100% of the dividends reinvested in ONEOK common stock. This was the default election.

Dividends reinvested are considered pretax contributions but are not subject to Plan limits or limits under applicable rules of the IRS. Dividends received in cash constituted additional income for federal income tax purposes and were included in each participant’s gross taxable income in the year received.

(f)	Plan Termination

The Company has the right to terminate the Plan at any time subject to the provisions of ERISA. Due to the Plan merger, as described in Note 1, all participants in the Plan became participants in the 401(k) Plan.

(3)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

As of December 31, 2018, the assets of the Plan were merged with the 401(k) Plan, effectively eliminating the ONEOK, Inc. Master Trust for Defined Contribution Plan (the Master Trust). Prior to the merger, quoted market prices, if available, were used to value the investments included in the Master Trust. For the year ended December 31, 2017, the units of the Schwab Managed Retirement Trust Funds were held in common/collective trusts and valued at fair value using the net asset value (NAV) as determined by the issuer based on the current fair values of the underlying assets of the funds.

Purchases and sales of investments were recorded on a trade-date basis. Dividend income was recorded as of the ex-dividend date and allocated to participants’ accounts on the date of payment. This activity is reflected in Plan interest in the Master Trust net investment loss on the accompanying Statement of Changes in Net Assets Available for Benefits.

(c)	Administrative Costs

All costs and expenses for administering the Plan, including expenses of the Plan Administrator and fees and expenses of the Plan Trustee, excluding costs paid by the participant which include brokerage commissions, investment fund expense ratios, redemption fees and transfer taxes applicable to investment of securities or investments acquired or sold for a participant’s account, are paid by the Company or the Plan as provided by the plan document. For the year ended December 31, 2018, the Company paid all costs and expenses for administering the Plan, excluding costs and expenses paid (directly or indirectly) by Plan participants, and the Company has not sought reimbursement from the Plan.

(d)	Payment of Benefits

Benefits or withdrawals are recorded when paid.

(e)	Income Taxes

The Plan is intended in all respects to be a qualified plan under the Code. The Plan received a favorable determination letter from the IRS dated September 25, 2013, stating that the Plan document was in compliance with applicable requirements of the Code.

The Plan is amended from time to time to conform to changes in applicable law and to reflect discretionary changes in plan design approved by the Plan sponsor. The Plan Administrator believes that the Plan and Master Trust were in documentary compliance with the tax qualification requirements of the Code during 2018.

(f)	Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires a number of estimates and assumptions by the Plan Administrator relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(g)	Fair Value of Plan Assets

Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan utilizes a fair value hierarchy that prioritizes inputs to valuation techniques based on observable and unobservable data and categorizes the inputs into three levels. The levels of the hierarchy are described below:

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

•
Level 2 - Significant observable pricing inputs other than quoted prices included within Level 1 that are, either directly or indirectly, observable as of the reporting date. Essentially, this represents inputs that are derived principally from or corroborated by observable market data; and

•
Level 3 - May include one or more unobservable inputs that are significant in establishing a fair value estimate. These unobservable inputs are developed based on the best information available and may include the Plan’s own internal data.

As of December 31, 2018, the assets of the Plan were merged with those of the 401(k) Plan, effectively eliminating the Master Trust. The Plan assets are now held in the 401(k) Plan Trust (the Trust). As of December 31, 2017, the Plan held no investments outside of the Master Trust. See Note 4 for discussion of recurring fair value measurements of the Master Trust. There were no changes in valuation methods for the year ended December 31, 2018.

(h)	Recently Issued Accounting Standards Update

Changes to generally accepted accounting principles are established by the Financial Accounting Standards Board (FASB) in the form of Accounting Standards Updates (ASU) to the FASB Accounting Standards Codification. The Plan considers the applicability and impact of all ASUs.
In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820),” which modified certain disclosure requirements for fair value measurements in Topic 820. We adopted this standard in fourth quarter 2018. The impact of adopting this standard was not material.

(4)	Master Trust

As of December 31, 2018, the assets of the Plan totaling $73.2 million were merged with those of the 401(k) Plan, effectively eliminating the Master Trust. All plan assets are now held in the Trust. As of December 31, 2017, the Plan’s investments were held in the Master Trust account. Use of the Master Trust permitted the commingling of the trust assets of the Plan and the 401(k) Plan for investment and administrative purposes. Although assets were commingled in the Master Trust, the Plan Trustee maintained separate accounting for the purpose of allocating the equitable share of all investments, receipts, disbursements and other transactions to the participating plans, and reported the value of such equitable share in the participant accounts of each plan. As of December 31, 2017, the Plan’s interest in the Master Trust in the Statements of Net Assets Available for Benefits represented approximately 10% of the Master Trust.

The following table summarizes the Master Trust assets at December 31, 2018 and 2017:

	2018	2017
	(In thousands)
Investments, at fair value:
Money market fund	$—	$12,739
Mutual funds (a)	—	210,077
Common/collective trusts	—	113,367
Common stock of ONEOK, Inc.	—	157,901
Common stock of ONE Gas, Inc.	—	25,849
Total investments, at fair value	$—	$519,933
(a) - Party-in-interest transactions include investment in the Fidelity Balance K fund of $23.8 million at December 31, 2017.

The following table summarizes the investment income (loss) in the Master Trust for the year ended December 31, 2018, in thousands:

Net depreciation in fair value of investments	$(32,256)
Dividends	26,349
Net investment loss	$(5,907)

The following tables set forth the Master Trust recurring fair value measurements for each level within the fair value hierarchy at December 31, 2017:

	December 31, 2017
	Level 1	Level 2	Level 3	Subtotal	Measured at NAV (a)	Total
	(In thousands)
Assets
Money market fund	$12,739	$—	$—	$12,739	$—	$12,739
Mutual funds	210,077	—	—	210,077	—	210,077
Common/collective trusts (b)	—	—	—	—	113,367	113,367
Common stock of ONEOK, Inc.	157,901	—	—	157,901	—	157,901
Common stock of ONE Gas, Inc.	25,849	—	—	25,849	—	25,849
Total investments, at fair value	$406,566	$—	$—	$406,566	$113,367	$519,933
(a) - In accordance with applicable guidance, certain investments measured at NAV per share have not been classified in the fair value hierarchy.
(b) - This category represents investments in Schwab Managed Retirement Funds, which may be redeemed daily.

Effective August 31, 2018, the assets of the Schwab Managed Retirement Trust Funds held in common/collective trusts were frozen and reallocated to Vanguard Institutional Target Retirement mutual funds.

(5)	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees participate in the Plan, an employer organization whose members participate in the Plan, a person who owns 50% or more of such an employer or employee association, or relatives of such persons. Transactions in the Master Trust were managed by the Plan Trustee and Fidelity Investments Institutional Operations Company (Fidelity Investments), the Plan’s record keeper, and therefore transactions with the Plan Trustee and Fidelity Investments qualified as party-in-interest transactions. Additionally, certain investments held within the Master Trust were in ONEOK, Inc. common stock and the Fidelity Balance K fund, and therefore these transactions qualified as party-in-interest transactions. Each party-in-interest transaction with the Plan is intended to satisfy a statutory or regulatory exemption so as to avoid constituting a nonexempt prohibited transaction under ERISA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the ONEOK, Inc. Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ONEOK, Inc. Profit Sharing Plan

ONEOK, Inc.

Date: June 18, 2019	By:	/s/ Walter S. Hulse III
Walter S. Hulse III Chief Financial Officer, Treasurer and Executive Vice President, Strategic Planning and Corporate Affairs (Principal Financial Officer)